         AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 9, 2001
                                                      REGISTRATION NO. 333-36466
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


               ---------------------------------------------------


                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                     HEARME
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               ---------------------------------------------------

        DELAWARE                                        94-3217317
(STATE OF INCORPORATION)                    (I.R.S. EMPLOYER IDENTIFICATION NO.)

                                 685 CLYDE AVE.
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 429-3900

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
               ---------------------------------------------------


                                 LINDA R. PALMOR
                             CHIEF FINANCIAL OFFICER
                                     HEARME
                                 685 CLYDE AVE.
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                  650-429-3900
(NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

               ---------------------------------------------------

                                   COPIES TO:
                                 JEFFREY Y. SUTO
                                RICHARD CHISHOLM
                                VENTURE LAW GROUP
                           A PROFESSIONAL CORPORATION
                               2800 SAND HILL ROAD
                              MENLO PARK, CA 94025

               ---------------------------------------------------

              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
         THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS
                   REGISTRATION STATEMENT UNTIL APRIL 3, 2001
          OR UNTIL SUCH EARLIER TIME THAT ALL OF THE SHARES REGISTERED
                           HEREUNDER HAVE BEEN SOLD.

               ---------------------------------------------------

   If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |X|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

               ---------------------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS                                                 DATED JANUARY 9, 2001


                                     HEARME

                        4,532,544 SHARES OF COMMON STOCK


         THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" REFERENCED ON PAGE 5 IN DETERMINING WHETHER TO PURCHASE THE HEARME COMMON STOCK.


                            -------------------------


         These shares of common stock are being offered by certain selling stockholders, identified in this prospectus. We issued the shares to the selling stockholders in connection with the acquisition of AudioTalk Networks, Inc. in April, 2000. The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 10. We will not receive any portion of the proceeds from the sale of these shares.


         Each of the selling stockholders may be deemed to be an "Underwriter," as such term is defined in the Securities Act of 1933, as amended.

         HearMe's common stock is quoted on the Nasdaq National Market under the symbol "HEAR."


         On January 8, 2001, the last sale price of the common stock on the Nasdaq National Market was $0.5938 per share.


 ==================================================================================================================
                                                                    UNDERWRITING                PROCEEDS TO
                                        PRICE TO PUBLIC       DISCOUNTS AND COMMISSION     SELLING STOCKHOLDERS
                                             PUBLIC                  COMMISSIONS               SHAREHOLDERS
 ------------------------------------------------------------------------------------------------------------------
 Per Share.......................
 Total...........................        See Text Above            See Text Above             See Text Above
 ==================================================================================================================


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 The date of this prospectus is January 9, 2001

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
ADDITIONAL INFORMATION AVAILABLE TO YOU.......................................3
THE COMPANY...................................................................4
RECENT DEVELOPMENTS...........................................................4
RISK FACTORS..................................................................5
USE OF PROCEEDS..............................................................10
ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS.............................10
PLAN OF DISTRIBUTION.........................................................10
SELLING STOCKHOLDERS.........................................................11
LEGAL MATTERS................................................................13
EXPERTS......................................................................13

         We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                     ADDITIONAL INFORMATION AVAILABLE TO YOU

         This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file the annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq National Market. Reports, proxy and information statements and other information concerning HearMe may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

                                   THE COMPANY


         We develop and license Voice over Internet Telephony, or VoIP, application technology for business and personal communications applications. We seek to empower our customers with next generation communications changing the way people interact and companies do business. We provide a unique PC-to-phone and PC-to-PC VoIP application platform that can be used in a number of different business applications including customer relationship management and eCalling.

         Our customer relationship management technology enables companies to use live voice interaction to more efficiently and effectively handle customer demands for information and assistance, providing increased productivity and flexibility in communications. Our eCalling technology offers communications providers the ability to provide enhanced and differentiated services to end users, resulting in potential new revenue streams.

         We were incorporated in Delaware under the name Amber Software, Inc. and commenced operations in January 1995. We changed our name to Mpath Interactive, Inc. in April 1995 and to HearMe in September 1999. The Company's principal executive offices are located at 685 Clyde Avenue, Mountain View, CA 94043 and its telephone number is (650) 429-3900. As used in this prospectus, the "Company" refers to HearMe, a Delaware corporation, and its wholly owned subsidiaries.

                               RECENT DEVELOPMENTS


         On December 20, 2000, we announced that we were divesting our Live Communities/Mplayer business and restructuring our business plan to focus on our VoIP technology licensing business. This divestiture is anticipated to be completed during the first three months of fiscal 2001. The following risk factors reflect our business after the divestiture has been completed.

                                  RISK FACTORS

         WE HAVE A LIMITED OPERATING HISTORY MAKING IT DIFFICULT OR IMPOSSIBLE FOR US TO PREDICT FUTURE RESULTS OF OPERATIONS.


         We were founded in January 1995 and have a limited operating history. We did not begin generating revenue from VoIP licensing until fiscal 2000. Due to this limited operating history, it is difficult or impossible for us to predict future results or operations. As a result, you should not expect future revenue growth to be comparable to our recent revenue growth. We believe that comparing different periods of our operating results is not meaningful, as you should not rely on the results for any period as an indication of our future performance. Some of the risks and difficulties that we face as an early stage company in a new and rapidly evolving market include our:

         o ability to increase demand for our products and services; and

         o ability to develop and extend the HEARME brand.

         We have had substantial losses since our inception and our operating losses may increase in the future. Accordingly, we cannot assure you that we will ever become or remain profitable.


         WE HAVE HAD AN ACCUMULATED DEFICIT OF $135 MILLION AS OF SEPTEMBER 30, 2000 AND OUR HISTORY OF LOSSES MAY CONTINUE IN THE FUTURE.


         We have had substantial losses since our inception and our operating losses may increase in the future. If our revenues fail to grow at anticipated rates, our operating expenses increase without a commensurate increase in our revenues or we fail to adjust operating expense levels, accordingly, our business, results of operations and financial condition will be adversely affected. As of September 30, 2000, we had an accumulated deficit of $135 million.

         We have not yet become profitable on a quarterly or annual basis and we anticipate that we will continue to incur net losses for the foreseeable future. The extent of these losses will be contingent, in part, on the amount of growth in our revenues from technology licensing. We expect our operating expenses for our technology licensing business to increase over time, especially in the areas of engineering and sales and, as a result, we will need to generate increased quarterly revenues to become profitable. Accordingly, we cannot assure you that we will ever become or remain profitable.

         WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT FUNDS TO GROW OUR BUSINESS.

         We intend to continue to grow our business. Due to our limited operating history and the nature of our industry, our future capital needs are difficult to predict. Therefore, we may require additional capital to fund unanticipated opportunities, strategic alliances, potential acquisitions, changing business conditions, or unanticipated competitive pressures. Obtaining additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our growth could be impeded.

         REVENUES FROM LICENSING OUR VOICE OVER INTERNET PROTOCOL TECHNOLOGY HAVE ACCOUNTED FOR A MINIMAL PORTION OF OUR REVENUES TO DATE.

         Historically, we have received most of our revenues from sales and license agreements for products other our Voice over Internet Protocol Technology. Therefore, the move away from these other revenue sources could have a material adverse effect on our revenues and quarterly results of operations. We believe that a customer's decision to license our technology is relatively discretionary and, for large-scale users, often involves a significant long-term commitment of resources.

         Our customers often take a long time to evaluate our products and services and many people are involved in the sales process. The long sales and implementation cycles for our products and services and the timing of these sales may cause license and service revenues and operating results to vary significantly from period to period. We spend a lot of time educating and providing information to our prospective customers regarding the use and benefits of our products and services. Even after deciding to license our products, our customers tend to deploy our products slowly and deliberately depending on the expertise of the customer, the size of deployment, the complexity of the customer's system architecture, the quantity of hardware and software involved and the degree of hardware and software integration necessary to deploy our products.

         WE DEVELOP, MARKET AND SELL PRODUCTS FOR EMERGING MARKETS, MAKING IT DIFFICULT OR IMPOSSIBLE FOR US TO PREDICT FUTURE RESULTS OF OPERATIONS AND REQUIRING US TO ENGAGE IN NON-REVENUE GENERATING MARKET DEVELOPMENT ACTIVITIES.

         Following the divestiture of our Live Communities/Mplayer division, we now focus on the emerging market for VoIP technology. This market is emerging and it is unclear how long it will take for this market to develop and it is unclear whether this will ever become a large market. If potential customers do not purchase our Software platforms or VoIP Applications, our business, results of operations and financial condition will be adversely affected. In addition, we may have to invest in market development activities, requiring us to work with potential customers to educate them about the potential benefit of our Software platforms and VoIP Applications. These market development activities do not generate revenue and may not ever lead to sales and revenue generation for us.

         IF THE INTERNET DOES NOT CONTINUE TO GROW AS A MEDIUM FOR VOICE COMMUNICATIONS, OUR BUSINESS WILL SUFFER.

         The technology that allows voice communications over the Internet is still in its early stages of development. Historically, the sound quality of Internet calls was poor. As the industry has grown, sound quality has improved, but the technology requires additional refinement. Additionally, the Internet's capacity constraints may impede the acceptance of Internet telephony. Callers could experience delays, errors in transmissions or other interruptions in service. Making telephone calls over the Internet must also be accepted as an alternative to traditional telephone service. Because the Internet telephony market is new and evolving, predicting the size of this market and its growth rate is difficult. If our market fails to develop, then we will be unable to grow our customer base and our opportunity for profitability will be harmed.

         WE DEVELOP TECHNOLOGY AND PRODUCTS FOR CUSTOMERS WHO ARE CURRENTLY EXPERIENCING ECONOMIC HARDSHIP IN THEIR OWN BUSINESSES WHICH MAY IMPACT THEIR DECISION TO PURCHASE OUR PRODUCTS AND TECHNOLOGY

         We market and sell our Software platforms and VoIP Applications to customers in the telecommunications industry. This industry is currently experiencing a downturn as evidenced by the many companies in this sector that have announced lower profit expectations for the fourth quarter of 2000. This market downturn may result in our potential customers taking more time to make purchase decisions. If potential customers delay, postpone or cancel their decisions to purchase VoIP Software Platforms and Applications, our business, results of operations and financial condition will be adversely affected.

         WE DEVELOP PRODUCTS FOR A HIGHLY FRAGMENTED MARKET WITH THE POTENTIAL FOR SIGNIFICANT COMPETITION FROM MUCH LARGER COMPANIES WITH SIGNIFICANTLY MORE ECONOMIC RESOURCES THAN WE HAVE.

         We develop and market VoIP Software Platforms and Applications for an emerging market. The potential for competition in this market from large companies in the telecommunications services and telecommunications equipment industry is significant. If these large companies develop competing products or if these large companies develop alternate substitute products to our VoIP Software Platforms and Applications, our business, results of operations and financial condition will be adversely affected.

         YOU SHOULD NOT RELY ON OUR QUARTERLY OPERATING RESULTS AS AN INDICATION OF OUR FUTURE PERFORMANCE BECAUSE OUR RESULTS OF OPERATIONS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These fluctuations make it difficult to predict our financial performance and may adversely affect the trading price of our common stock. These factors include:


         o demand for and market acceptance of our products and services;

         o budgeting cycles of customers;


         o amount and timing of capital expenditures by our customers and other costs relating to the expansion of our operations and future acquisitions;


         o engineering or development fees that we may pay for enhancements to our products; and

         o general economic conditions.


         As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on our business, results of operations and financial condition.

         Due to our relatively short operating history in the VoIP industry, we have limited meaningful historical financial data upon which to base our planned operating expenses. Accordingly, our expense levels are based in part on our expectations as to future revenues from software licensing fees and any consulting fees which we may generate. We cannot be certain that we will be able to accurately predict our revenues, particularly in light of the emerging nature of the VoIP market, our limited operating history and the uncertainty as to the broad acceptance of the Web as a medium for voice traffic.


         WE DEPEND HEAVILY ON OUR STRATEGIC PARTNERS AND OUR BUSINESS WILL BE MATERIALLY AFFECTED IF ANY STRATEGIC PARTNER DISCONTINUES ITS RELATIONSHIP FOR ANY REASON.


         Although we view our strategic relationships with networking companies, service providers, system integrators and other technology companies as a key factor in our overall business strategy, we cannot be certain that we will be successful in developing new strategic relationships or that our strategic partners will view such relationships as significant to their own business or that they will continue their commitment to us in the future. Our business, results of operations and financial condition and our stock price may be materially adversely affected if any strategic partner discontinues its relationship with us for any reason. Additionally, any party to a strategic agreement with us may fail to perform its contractual obligations and we cannot be certain that we could enforce any such agreement. We do not generally establish minimum performance requirements for our strategic partners but instead rely on their voluntary efforts. In addition, most of these agreements may be terminated by either party with little notice. Therefore, we cannot be certain that these relationships will be successful.


          ANY ACQUISITIONS WE MAKE COULD RESULT IN DILUTION, UNFAVORABLE ACCOUNTING CHARGES AND DIFFICULTIES IN MANAGING SUCCESSFULLY OUR BUSINESS.

         As part of our business strategy, we review acquisition prospects that would complement our existing business or enhance our technological capabilities. We have engaged in acquisitions in the past and expect to continue to do so in the future. Future acquisitions by us could result in potentially dilutive issuances of equity securities, large and immediate write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially and adversely affect our results of operations. Furthermore, acquisitions entail numerous risks and uncertainties, including:

         o difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies;

         o diversion of management's attention from other business concerns;

         o risks of entering geographic and business markets in which we have no or limited prior experience and

         o potential loss of key employees and customers of acquired organizations.

         Other risks associated with acquisitions include those relating to the correct assessment of the relative percentages of in-process research and development expense which can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset, the failure to successfully develop and integrate acquired in-process technology resulting in the impairment of amounts capitalized as intangible assets, unanticipated expenses related to technology integration and the maintenance of uniform standards, controls, procedures and policies. We may not be successful in addressing these risks or any other problems encountered with such acquisitions.


         WE DEVELOP AND MARKET COMMUNICATIONS PRODUCTS FOR CUSTOMERS THAT ARE SUBJECT TO REGULATION

         Some of our communications products customers are subject to varying degrees of federal, state and local regulation. The jurisdiction of the Federal Communications Commission ("FCC") extends to the communications industry, including broadband access. Although FCC regulations and other governmental regulations have not impacted our operations to date, there can be no assurance that future regulations adopted by the FCC or other regulatory bodies will not have a material impact in the future.

         INDUSTRY STANDARDS FOR THE VOICE OVER INTERNET TELEPHONY TECHNOLOGY ARE EVOLVING AND IF THE STANDARDS WERE TO DEVIATE FROM THOSE USED IN OUR PRODUCTS, OUR SALES WILL SUFFER.

         Our products are based upon industry standards which are currently evolving, including Session Initiation Protocol ("SIP") and H.323. Our success depends in part upon the adoption of these industry standards by potential customers and partners in the eCRM and eCalling markets. There can be no assurance that this adoption will occur and if this adoption does not occur our operating and financial results may be materially adversely affected. In addition, there can be no assurance that other protocols may evolve as accepted standards and that we are successful in migrating our products to be compatible with these new standards. If this occurs, our business, operating results and financial condition would be materially adversely affected.


         WE MAY NOT BE ABLE TO PROTECT AGAINST OR RESPOND IN AN APPROPRIATE MANNER TO UNAUTHORIZED ACCESS, COMPUTER VIRUSES AND OTHER DISRUPTION PROBLEMS


         Despite the implementation of security measures, our networks may be vulnerable to unauthorized and illegal access, computer viruses and other disruptive problems. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers, which could have a material adverse effect on our business, results of operations and financial condition. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our Internet operations. Internet service providers and online service providers have in the past experienced and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Although we intend to continue to implement industry-standard security measures, we cannot be certain that measures implemented by us will not be circumvented in the future.


         OUR PRODUCTS ARE NEW AND FACE RAPID TECHNOLOGICAL CHANGES, AND IF WE DO NOT RESPOND APPROPRIATELY, WE WOULD BE ADVERSELY AFFECTED


         Our future success depends upon our ability to enhance our current products and services and to develop and introduce new products and services that will achieve market acceptance in the emerging eCRM and eCalling markets. If we do not adequately respond to the need to develop and introduce new products or services, then our business, operating results and financial condition will be adversely affected.


         The market for our products is characterized by:

         o rapid technological advances,

         o evolving standards in the Internet, communications and software markets,

         o changes in customer requirements and

         o frequent new product and service introductions and enhancements.


         We cannot be certain that we will be successful at integrating new technology into our HearMe Technology Products on a timely basis. In addition, the integration of new technology may degrade the responsiveness and speed of our HearMe Technology Products and we cannot be certain that, once integrated, the new technology will function as expected. Major product enhancements and new products and services often require long development and testing periods to achieve market acceptance. In addition, our software products are complex and, despite vigorous testing and quality control procedures, may contain undetected errors or "bugs" when first introduced or updated. Any inability to timely deliver quality products and services could have a material adverse effect on our business, results of operations and financial condition.


        WE WILL INCREASINGLY DEPEND ON OTHERS TO PROPERLY DISTRIBUTE OUR HEARME TECHNOLOGY PRODUCTS AND SERVICES.


         We currently sell the vast majority of our HearMe Technology Products and services through our internal sales staff. If demand for our products and services increases, however, we will need to enter into reseller arrangements with service providers, system integrators, enterprise applications resellers and OEM partners to distribute our products and technologies. If we do not adequately develop and maintain a network of resellers and OEMs, our business, results of operations and financial condition could be adversely impacted. Resellers and OEMs frequently have exclusive sales territories pursuant to individually negotiated contracts, which may limit our ability to build and expand our network of resellers and OEMs. In addition, some resellers and OEMs may offer products of one or more of our competitors and they may emphasize our competitors' products at the expense of our products.


         SOME OF THE PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN OUR CONTROL

         Some of the provisions of our Amended and Restated Certificate of Incorporation and bylaws could make it more difficult for a third party to acquire us, even if a change of control would be beneficial to our stockholders.

                                 USE OF PROCEEDS

         The proceeds from the sale of the common stock offered pursuant to this prospectus (the "Shares") are solely for the account of the selling stockholders. Accordingly, the Company will not receive any proceeds from the sale of the Shares from the selling stockholders.

                    ISSUANCE OF COMMON STOCK TO STOCKHOLDERS

         On April 3, 2000, the Company issued an aggregate of 4,520,327 shares of common stock to the stockholders of AudioTalk Networks, Inc. ("AudioTalk"), 285,384 shares of common stock in the form of assuming outstanding AudioTalk options and 12,217 shares issued upon the exercise of options since April 3, 2000 pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among the Company, AT Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company (the "Sub"), and AudioTalk. Under the terms of the Merger Agreement, Sub merged into AudioTalk and AudioTalk became a wholly-owned subsidiary of the Company (the "Merger").

                              PLAN OF DISTRIBUTION

         Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the Shares being offered hereby: (i) on The Nasdaq National Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or
(ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. The Company has agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act.

         Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

         The Company has advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling stockholders and their affiliates. The selling stockholders have advised the Company that during such time as the selling stockholders may be engaged in the attempt to sell shares registered hereunder, they will: (i) not engage in any stabilization activity in connection with any of the Company's securities; (ii) not bid for or purchase any of the Company's securities or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or rights to acquire the Company's securities other than as permitted under the Exchange Act; (iii) not effect any sale or distribution of the Shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and (iv) effect all sales of Shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transaction where no broker or other third party (other than the purchaser) is involved.

         The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

         In order to comply with the securities laws of certain states, if applicable, the Company's common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         We have advised the Selling Stockholders that the anti-manipulation rules under Regulation M of the Exchange Act may apply to sales of the Shares in the market. The Selling Stockholders may also be subject to trading windows imposed by the Company.

         The Company has agreed to use its best efforts to maintain the effectiveness of this Registration Statement with respect to the shares of common stock offered hereunder by the selling stockholders until the earlier of the sale of such shares or April 3, 2001. No sales may be made pursuant to this prospectus after such date unless the Company amends or supplements this prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered hereunder.

                              SELLING STOCKHOLDERS

         All of the Common Shares registered for sale pursuant to this Prospectus will be owned immediately after registration by the Selling Stockholders as the former stockholders of AudioTalk and all of the shares offered by the Selling Stockholders were acquired in connection with the Merger.

         The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's common stock as of April 26, 2000 by each selling shareholder. The following table assumes that the selling stockholders sell all of the Shares. The Company is unable to determine the exact number of Shares that actually will be sold.

                                        SHARES BENEFICIALLY OWNED                    SHARES BENEFICIALLY OWNED
                                          PRIOR TO THE OFFERING       SHARES           AFTER THE OFFERING(1)
                                          ---------------------     OFFERED BY         ---------------------
SELLING  STOCKHOLDERS                     SHARES     PERCENT(2)   THIS PROSPECTUS      SHARES       PERCENT(2)
---------------------                     ------     -------      ---------------      ------       -------
Paul Bock                                    7,315      *                 7,315           0             *
Kevin L. Cheek                              11,704      *                11,704           0             *
James Chu                                   11,704      *                11,704           0             *
John Chu                                    17,556      *                17,556           0             *
Corey Gates(3)                             314,266      1.1%            314,266           0             *
CTI Limited                                957,832      3.3%            957,832           0             *
Devadas Varma, Trustee of the                           *                                 0             *
   Varma Family Trust under Agr.
   Dated
November 20, 1998                           43,890                       43,890
Virgil Dobjanschi                          328,896      1.1%            328,896
Frank Chu (4)                              526,231      1.8%            526,231            0            *
Gene Choy (5)                               70,847      *                70,847            0            *
Barjinderpal S. Gill                        58,520      *                58,520            0            *
Weibing Hung                                 7,315      *                 7,315            0            *
Katherine Kwan                              87,767      *                87,767            0            *
Shi-Wei Chu and Sho-Mei Chu                 29,260      *                29,260            0            *
Douglas W. Tsui                            171,168      *               171,168            0            *
Ho Man-Ling                                 73,150      *                73,150            0            *
Rong Kuo Wei                                43,890      *                43,890            0            *
WQ Investments LLC                          14,630      *                14,630            0            *
Angel (Q) Investors II, L.P.               156,775      *               156,775            0            *
BelAir Internet Partners                    31,355      *                31,355            0            *
Jerry Chen                                  62,710      *                62,710            0            *
Chiu Living Trust dtd 12-2/86                9,406      *                 9,406            0            *
Chiu Living Trust dtd 12-2-87                9,406      *                 9,406            0            *
Craig and Suzanne McHugh                    31,355      *                31,355            0            *

                                        SHARES BENEFICIALLY OWNED                    SHARES BENEFICIALLY OWNED
                                          PRIOR TO THE OFFERING       SHARES           AFTER THE OFFERING(1)
                                          ---------------------     OFFERED BY         ---------------------
SELLING  STOCKHOLDERS                     SHARES     PERCENT(2)   THIS PROSPECTUS        SHARES     PERCENT(2)
---------------------                     ------     -------      ---------------        ------     -------
David C.  Weng and  Jessie  F. Weng         31,355      *                31,355            0            *
   Living Trust dtd 6/14/96
Evoke Incorporated                         313,551      1.1%            313,551            0            *
Avraham Freedman                            15,677      *                15,677            0            *
Tony Huang                                   7,838      *                 7,838            0            *
Julia Yeh & Chin Cho Lee JT WROS            31,355      *                31,355            0            *
Mark Kaleem                                 31,355      *                31,355            0            *
Warren Kaplan                               31,355      *                31,355            0            *
Mark M. Lee                                  6,271      *                 6,271            0            *
Leow, M.D., F.R.C.S. Chon Kar              313,551      1.1%            313,551            0            *
1999 Mannan H. and Margaret A.              15,677      *                15,677            0            *
     Latif Revocable Trust
Pacific Line Investment, Ltd.               31,355      *                31,355            0            *
The Lo Family Trust dtd 11-22-99             7,838      *                 7,838            0            *
Erika Rottenberg                             4,703      *                 4,703            0            *
Sibayan and Associates                      31,355      *                31,355            0            *
Paul Steiner                                 7,838      *                 7,838            0            *
Roger R. Su                                  7,838      *                 7,838            0            *
The Au Revocabe Trust dtd 9-8-99            31,355      *                31,355            0            *
Kwok Lung Matthew Tong                      62,710      *                62,710            0            *
Luen Wuu Wey                                25,084      *                25,084            0            *
Eddie Brayman                               16,299      *                16,299            0            *
Scott Brear                                 13,582      *                13,582            0            *
Chuck Chan                                  13,582      *                13,582            0            *
Bing Chen                                    8,149      *                 8,149            0            *
Michael Chiu                                 8,149      *                 8,149            0            *
Kingston Choy                               13,582      *                13,582            0            *
Herb Dessling                                  717      *                   717            0            8
Aruna Erra                                   8,149      *                 8,149            0            *
Dennis Fernandez                             5,975      *                 5,975            0            *
Anthony Hayter                               8,149      *                 8,149            0            *
Charles Herrera                             21,732      *                21,732            0            *
Mike Hewitt                                 62,480      *                62,480            0            *
Joseph Ng and Mo-Lan Chan as JT              2,797      *                 2,797            0            *
Peng Kiat Phneah                             2,987      *                 2,987            0            *
Naia Kuhn                                    2,538      *                 2,538            0            *
Bruce Kwan                                  19,015      *                19,015            0            *
Lawrence Kwan                                2,172      *                 2,172            0            *
C. Hock Leow                                19,015      *                19,015            0            *
Sohail Mallick                               1,628      *                 1,628            0            *
Diana Medina                                 8,149      *                 8,149            0            *
Lily Miao                                    9,507      *                 9,507            0            *
Mathew Mickllin                             13,582      *                13,582            0            *
Shane Moore                                  2,716      *                 2,716            0            *
Shelley Prill                               10,865      *                10,865            0            *
RFWK Distribution Partners                   3,803      *                 3,803            0            *
Tim Riley                                   54,330      *                54,330            0            *
David Roberts                               15,756      *                15,756            0            *
Bren Smith                                  12,224      *                12,224            0            *
William Tai                                  9,507      *                 9,507            0            *
Ketan Tantod                                 4,074      *                 4,074            0            *

                                        SHARES BENEFICIALLY OWNED                    SHARES BENEFICIALLY OWNED
                                          PRIOR TO THE OFFERING       SHARES           AFTER THE OFFERING(1)
                                          ---------------------     OFFERED BY         ---------------------
SELLING  STOCKHOLDERS                     SHARES     PERCENT(2)   THIS PROSPECTUS        SHARES     PERCENT(2)
---------------------                     ------     -------      ---------------        ------     -------
Kulin Tantod                                19,015      *                19,015            0            *
Michelle Varno                              13,582      *                13,582            0            *
Michael Wehle                               20,374      *                20,374            0            *
Dan Wright                                  15,280      *                15,280            0            *
Kyle Yoshida                                 4,074      *                 4,074            0            *
-----------------

*        Less than 1%.
(1) Assumes that each Selling Shareholder will sell all of the Shares set forth under "Shares Offered." There can be no assurance that the Selling Stockholders will sell all or any of the Shares offered hereunder.

(2)      Based on 29,206,986 shares outstanding at January 4, 2001.

(3)      Includes 14,630 shares held by Mr. Gates and his wife.
(4) Includes 74,197 shares held by Mr. Chu and his wife and 4,346 shares held in trust for Mr. Chu's children.
(5)      Includes 29,260 shares held by Mr. Choy and his wife.

                                 LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to the Company. Employees of Venture Law Group own 11,130 shares of Common Stock.

                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accountancy.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Registrant will bear no expenses in connection with any sale or other distribution by the selling stockholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee and the NASD listing fee.

                  SEC registration fee                     $9,000
                  Legal fees and expenses                  $15,000
                  Accounting fees and expenses             $2,000
                  NASD listing fee                         $17,500
                  Miscellaneous expenses                   $5,000
                  Total                                    $48,500

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under specific circumstances for liabilities including reimbursement for expenses incurred arising under the Securities Act. Article X of Registrant's Certificate of Incorporation and Article VII, Section 6 of Registrant's Bylaws provide for indemnification of Registrant's directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, Registrant has entered into indemnification agreements (Exhibit 10.1) with its officers and directors.

Item 16. EXHIBITS.
      EXHIBITS.
      --------

           5.1     Opinion of Venture Law Group, A Professional Corporation

          23.1 Consent of PricewaterhouseCoopers LLP, Independent Accountants (see page II-4)

          23.2 Consent of Venture Law Group, A Professional Corporation (included in Exhibit 5.1)

          24.1     Power of Attorney (see page II-3)

Item 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

              (2) That, for the purpose of determining any liability under the
                  Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

              (4) That, for purposes of determining any liability under the
                  Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, HearMe certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on January 9, 2001.


                           HEARME

                           By:  /S/ LINDA PALMOR
                              --------------------------------------------------
                                Linda Palmor
                                Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


               SIGNATURE                 TITLE                                               DATE
               ---------                 -----                                              -----
/S/ *                                    Director and Chief Executive Officer         January 9, 2001
------------------------------------     (Principal Executive Officer)
           Robert Csongor

/S/ *                                    Chief Financial Officer (Principal           January 9, 2001
------------------------------------     Financial and Accounting Officer)
           Linda Palmor

/S/ *                                    Director                                     January 9, 2001
------------------------------------
           Brian A. Apgar

/S/ *                                    Director                                     January 9, 2001
------------------------------------
           David A. Brown

/S/ *                                    Director                                     January 9, 2001
------------------------------------
           Paul Matteucci

/S/ *                                    Director                                     January 9, 2001
------------------------------------
           William McCall

/S/ *                                    Director                                     January 9, 2001
------------------------------------
           Jeremy Verba

By: /S/ LINDA PALMOR
   ---------------------------------
     Linda Palmor
     Attorney-in-fact


                                                                    EXHIBIT 23.1


                       CONSENT OF INDEPENDENT ACCOUNTANTS

         We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated January 21, 2000 relating to the financial statements, which appears in HearMe's Annual Report on Form 10-K for the year ended December 31, 1999. We also consent to the incorporation by reference of our report dated January 21, 2000 relating to the financial statement schedules, which appears in such Annual Report on Form 10-K. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
------------------------------

San Jose, California
January 9, 2001

                                INDEX TO EXHIBITS

 EXHIBIT NUMBER             DESCRIPTION
 --------------             -----------
     5.1                    Opinion of Venture Law Group, A Professional
                            Corporation

    23.1 Consent of PricewaterhouseCoopers LLP, Independent Accountants (see page II-4)

    23.2 Consent of Venture Law Group, A Professional Corporation (included in Exhibit 5.1)

    24.1                    Power of Attorney (see page II-3)